 Exhibit 99.1

SNDL Granted MCTO

CALGARY, AB, April 3, 2023 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL" or the "Company") announces that its principal regulator, the Alberta Securities Commission, has granted a management cease trade order (the "MCTO").

As previously announced on March 28, 2023 (the "Announcement"), the Company applied for the MCTO due to an expected delay in the filing of the audited consolidated financial statements for the year ended December 31, 2022, annual management's discussion and analysis for the same period, annual information form for the same period (which will be reported on Form 20-F) and management certifications of annual filings (collectively, the "Filings"). The MCTO restricts the Chief Executive Officer and Chief Financial Officer from all trading in securities of the Company until such time as the Filings have been filed by the Company and the MCTO has been lifted. The MCTO does not affect the ability of other shareholders of the Company to trade in securities of the Company.

SNDL and its auditor continue to work diligently toward completing the Filings as soon as possible. The Company believes that there will be no restatement of previously released financial statements of SNDL and it expects to report fourth quarter and full year 2022 earnings and complete the Filings on April 14, 2023.

Based on unaudited financial statements prepared by the management of the Company, SNDL expects to report record net revenue and cash flow from operations for the fourth quarter of 2022. The Company also expects to report a material provision for impairment of goodwill related to the decline in share trading price of Nova Cannabis Inc., which was acquired in March 2022.

The Company confirms that since the date of the Announcement: (i) there has been no material change to the information set out in the Announcement that has not been generally disclosed; (ii) the Company is satisfying and confirms that it intends to continue to satisfy the provisions of the "alternative information guidelines" under National Policy 12-203 – Management Cease Trade Orders ("NP 12-203") and issue bi-weekly default status reports for so long as the delay in filing the Filings continues, each of which will be issued in the form of a news release; (iii) there has not been any other specified default by the Company under NP 12-203; (iv) the Company is not subject to any insolvency proceedings; and (v) there is no material information concerning the affairs of the Company that has not been generally disclosed.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL."

SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry. For more information on SNDL, please go to www.sndl.com.

Forward-Looking Statements

Certain statements in this press release constitute "forward-looking" statements that involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, objectives or achievements of SNDL or industry results, to be materially different from any future results, performance, objectives or achievements expressed or implied by such forward-looking statements. When used in this press release, words such as "may", "would", "could", "will", "expect", "anticipate", "estimate", "believe", "intend", "plan", and other similar expressions are intended to identify forward-looking statements. Forward-looking information in this news release includes, but is not limited to, statements regarding: SNDL's s expectation that it will file its Annual Report on Form 20-F within the applicable U.S. filing deadline and that it will report its fourth quarter and full year 2022 earnings on April 14, 2023; SNDL's intention to report fourth quarter and full year 2022 earnings and complete the Filings on April 14, 2023; SNDL's intention to file bi-weekly status reports in the form of news releases in satisfaction of the provisions of the "alternative information guidelines" set out in NP 12-203; and the Company's expectation that the trading window will open in May 2023. These statements reflect SNDL's current views regarding future events and are based on information currently available to SNDL, and speak only as of the date of this press release. These forward-looking statements involve a number of risks, uncertainties and assumptions. The principal factors, assumptions and risks that SNDL made or took into account in the preparation of these forward-looking statements include: SNDL's belief that its external auditor will complete its audit and release its audit opinion in a timely manner that will allow SNDL to file its Annual Report on Form 20-F within the applicable U.S. filing deadline; SNDL's belief that the unaudited financial statements prepared by management of the Company will not differ materially from audited financial statements once available. The forward-looking information contained in this news release is made as of the date hereof. Unless required by applicable securities law, SNDL does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2023/03/c4033.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 19:26e 03-APR-23